October 15, 2007

Thomas L. Marcus
Interim Chief Executive Officer
PureDepth, Inc.
255 Shoreline Drive, Suite 610
Redwood City, California 94065

> **Re:** **PureDepth, Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed October 2, 2007**
> **File No. 333-134571**

Dear Mr. Marcus:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Note 1 – Fair Value of Financial Instruments, page F-12

1.   We reference your accounting policy in Note 1 and your response to prior comment 4 in our letter dated October 1, 2007. We are unable to find the disclosures required by SFAS 115. Please revise to include the disclosures required by paragraph 19 SFAS 115, including the aggregate fair value, gross unrecognized holding gains or losses and net carrying amounts.

Note 8 – Stockholders' Equity, page F-20

2.   We note your response to prior comment 5 in our letter dated October 1, 2007. Please support the basis for discounting the fair value of your option and warrant grants to reflect their lack of marketability, including the accounting literature you relied on. We see no basis for the 25% discount factor applied to your quoted market prices. Please refer to the guidance in SFAS 123 and SAB 107, Topic 2- Expected Term – Question 1.

3.   We reference your response to prior comment 6 in our letter dated October 1, 2007. Please tell us why you believe that the $1.8 million expense related to the warrants issued for services in fiscal 2007 relate to capital raising costs rather than compensation.

Form 10-QSB/A Filed September 12, 2007

4.   We reference your response to prior comments 7 and 11 in our letter dated October 1, 2007. Please refer to footnote 5 in SFAS 154 which states that the required disclosures associated with a restatement should be provided in the financial statements of both the interim and annual periods of the change. Therefore, we re-issue our previous comment 11 which requested that you disclose in the Form 10-KSB for 2006 and the Form SB-2/A information about the corrections for the errors identified by management or tell us why you believe these disclosures are not required. For each restatement item, please ensure that your disclosure explains (1) how the transaction was initially recorded, (2) why management believes the initial accounting was incorrect, (3) the specific basis in GAAP for the revised accounting, and (4) the quantitative impact. MD&A should also make disclosure about the errors. Please revise.

Unaudited Financial Statements

Forms 10QSB/A filed on September 12, 2007

Periods ended April 30, July 31 and October 31, 2006

5.   Please revise your amended filings to include the assessment of your disclosure controls and procedures required by Item 307 of Regulation S-B. The reference to there being no changes does not meet the requirements of Item 307. In addition, if your assessment is that controls are effective tell us how you were able to arrive at this conclusion in light of the re-statements made during these periods.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. You may contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy A. Fisher
Assistant Director

cc (via fax):   James M. Koshland, Esq.
                 Jenelle C. Cox, Esq.